Exhibit 99.1

RR Media Finalizes Name Change, Announces Stock
Ticker Symbol Change to “RRM”

Airport City Business Park, Israel – February 11, 2015 – RR Media (NASDAQ:RRST), a leading provider of global digital media services, announced today that it has finalized the process of changing the company’s name to RR Media Ltd. The Company’s ordinary shares will begin trading on the Nasdaq Global Select Market under the trading symbol “RRM” during the week beginning February 17, 2015. The previous trading symbol was “RRST.”

“This new corporate name and ticker symbol more accurately reflect who we are as a global media services provider,” commented Avi Cohen, RR Media’s Chief Executive Officer. “During the last year, we have rebranded the company to focus on our Global Media Services Platform, which enables our customers to manage any type of content for distribution through a wide range of fixed and mobile devices. This name change is the final step to position the new RR Media appropriately to address the major trends within the content management and distribution ecosystem.”

All stock trading, filings and market related information will be reported under the new corporate name and trading symbol.

About RR Media

RR Media (NASDAQ: RRST) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management & playout; sports, news & live events; and online video services. RR Media provides scalable digital media services to more than 650 channels, distributes over 100,000 hours of live events yearly and delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

Contact:

Company
Shmulik Koren
CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investors
Hayden / MS - IR
Brett Maas / Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654